

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 23, 2011

<u>Via U.S. Mail</u>
Mr. Lasse Andreassen
Chief Executive Officer
LiqTech International, Inc.
Grusbakken 12
DK-2820 Gentofte, Denmark

> **Re:** **LiqTech International, Inc., formerly Blue Moose Media, Inc.**
> **Amendment 2 to Current Report on Form 8-K**
> **Filed November 15, 2011**
> **File No. 0-53769**

Dear Mr. Andreassen:

We reviewed the filing and have the comments below.

<u>Summary, page 1</u>

1. Please provide a more comprehensive description of your accounting for the sale of warrants. In your response, please describe how you allocated proceeds to the shares of common stock and to the warrants and how you recorded each feature.

<u>Cash Flows, page 16</u>

2. We note your disclosure indicating that there are longer payment terms for certain specific customers. In future filings, please explain how you decide to grant longer payment terms and the potential impact on your liquidity.

You may direct questions on accounting comments to Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Esq. at 202-551-3728 or me at (202) 551-3397 if you have any questions on the comments.

Very truly yours,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: <u>Via Facsimile</u>
George Lander, Esq.
Morse, Zelnich, Rose & Lander, LLP
405 Park Avenue, Suite 1401
New York, NY 10022